,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 22, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Fourth Quarter and Full Year 2021 Results”, dated February 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 22, 2022	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Fourth Quarter and Full Year 2021 Results

Meeting our 2021 guidance with a clear Strategy for Growth

22 February 2022

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2021:

	31 Dec	31 Dec	Reported	Underlying
	2021	2020	growth	growth
	$m	$m	%	%
Fourth Quarter Results[1,2]
Revenue	1,346	1,326	1.5	0.3

Full Year Results[1,2]
Revenue	5,212	4,560	14.3	10.3
Operating profit	593	295
Operating profit margin (%)	11.4	6.5
EPS (cents)	59.8	51.3

Trading profit	936	683
Trading profit margin (%)	18.0	15.0
EPSA (cents)	80.9	64.6

Full Year Financial Highlights1,2

●	Revenue of $5,212 million (2020: $4,560 million), up 14.3% on a reported basis and 10.3% on an underlying basis
o	Sports Medicine & ENT and Advanced Wound Management revenue above pre-COVID levels
o	Performance in Orthopaedics impacted by supply chain constraints
●	Operating profit of $593 million (2020: $295 million), up 101%
●	Trading profit of $936 million (2020: $683 million) with trading profit margin of 18.0% (2020: 15.0%)
o	300bps margin uplift reflects improved trading impact and discretionary cost control offset by higher logistics costs
●	Cash generated from operations of $1,048 million (2020: $972 million) with trading cash flow of $828 million (2020: $690 million)
●	EPS up 17% to 59.8¢, EPSA up 25% to 80.9¢
●	Full year dividend of 37.5¢ per share, in line with 2020 and 2019

Appointment of New Chief Executive Officer

●	Smith+Nephew today announced that Dr Deepak Nath has been appointed as the Company’s new Chief Executive Officer, succeeding Roland Diggelmann, who will step down by mutual agreement. Deepak will take up the role on 1 April 2022 and Roland will leave on 31 March 2022. See separate announcement issued today for further information.

2021 Strategic Highlights

●	Strategy for Growth launched, driven by improved productivity and commercial execution, innovation and acquisitions
●	Increased investment in R&D enabled significant new product launches, including cementless knee system, expansion of robotics platform, meniscal repair system and sports medicine tower upgrade
●	Strengthened commercial model with Orthopaedics and Sports Medicine & ENT franchises brought under one leadership team to better address higher growth opportunities
●	Commitment to achieve net zero emissions across our operations globally by 2045
●	Updated capital allocation framework maintaining higher investment in innovation to drive growth and returns to shareholders with a progressive dividend policy and new regular annual share buy-backs commencing in 2022

Outlook1,2

●	Through our Strategy for Growth we are targeting consistent 4% to 6% underlying revenue growth by 2024, structurally ahead of historical levels, and a trading profit margin of at least 21% by 2024 with further improvements thereafter
●	For 2022 we are targeting underlying revenue growth in the range 4.0% to 5.0% (around 2.6% to 3.6% reported)
o	Guidance assumes some ongoing impact from COVID, with Omicron a Q1 headwind and hospital staffing shortages likely to continue throughout 2022
o	Global supply constraints also likely to continue
o	Growth expected to be stronger in the second half than the first half of 2022
●	For trading profit margin we are targeting around 50bps of expansion in 2022, reflecting efficiencies from operating leverage, productivity and improvement in the margin of acquired assets partially offset by headwinds of around 125bps from input cost inflation and around 60bps from implementation of volume-based procurement in China
●	Tax rate on trading results expected to be in the range of 17% to 18%

Q4 Trading Highlights1,2

●	Q4 revenue of $1,346 million (2020: $1,326 million), up 1.5% on a reported basis and 0.3% on an underlying basis
●	Q4 performance reflects four fewer trading days than Q4 2020 (2021: 60 days) and COVID Omicron variant impact on elective surgeries
●	Growth in Sports Medicine & ENT and Advanced Wound Management franchises offset by Orthopaedics, in line with recent quarters

Roland Diggelmann, Chief Executive Officer, said:

“We finished 2021 with a solid fourth quarter, despite nearly a week less trading than in 2020 and the impact of Omicron, which affected the typical quarter-end pick up in average daily sales.

“For the full year we delivered on our guidance commitments on both the top and bottom line. We are beginning to see our step up in R&D investment bear fruit, and all three franchises contributed to our double-digit revenue growth. Pleasingly, our Sports Medicine & ENT and Advanced Wound Management franchises delivered revenue above pre-COVID 2019 levels. Performance was held back by global supply chain challenges, which particularly impacted our Orthopaedics franchise.

“Looking to the future, we have set out our new Strategy for Growth with an ambition to transform to a structurally higher growth company, including clear medium-term revenue and trading profit margin targets. 2022 will be an important step on this journey as we continue to strengthen the business and invest behind innovation, while working to offset near-term headwinds. Smith+Nephew is well placed to continue to take advantage of the opportunities we see to drive shareholder returns, including through a new share buy-back programme.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s fourth quarter and full year results will be held at 8.30am BST / 3.30am EST on 22 February 2022, details of which can be found on the Smith+Nephew website at www.smith-nephew.com/financialresults.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2020 period or equivalent 2019 period where specified.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 33 to 36 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to trading cash conversion ratio, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 33 to 36 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2021 Results

Overview of 2021

Group revenue in 2021 was $5,212 million, an increase of 14.3% on a reported basis and 10.3% on an underlying basis.

Whilst we saw some recovery, the COVID pandemic continued to impact the business throughout the year. The US market is getting closer to pre-COVID levels and other markets are recovering at varying paces, mostly depending on their healthcare structure and COVID waves.

All three of our global franchises delivered revenue growth in 2021. Our Sports Medicine & ENT and Advanced Wound Management franchises, representing almost 60% of our 2021 revenue, also both achieved revenue above pre-COVID levels. The growth in these franchises in 2021 was driven by strong commercial execution, investment in innovation and acquisitions.

The performance of Sports Medicine & ENT and Advanced Wound Management helped offset the near-term challenges in our Orthopaedics franchise. These included supply chain constraints and channel adjustments ahead of the volume-based procurement (VBP) implementation for hip and knee implants in China. We are stabilising the Smith+Nephew-specific supply chain challenges and closely managing the widely reported global shortages of some raw materials and components which we expect to continue in 2022.

From a strategic perspective, we announced our Strategy for Growth, launched multiple new products, refined our commercial model and updated our capital allocation framework in 2021.

Fourth Quarter 2021 Trading Update

Our fourth quarter revenue was $1,346 million (2020: $1,326 million), representing reported revenue growth of 1.5% including a 200bps benefit from acquisitions and 80bps foreign exchange headwind.

On an underlying basis revenue was up 0.3% year-on-year, principally reflecting four fewer trading days than the comparable period (2021: 60 trading days), resulting in nearly one week’s less trading at a traditionally busy time of the year than the comparable quarter last year.

Performance was also impacted by the Omicron variant. Infection levels rose in Europe and the US as the quarter went on, with new restrictions in many countries alongside widely reported staffing shortages in healthcare systems. As a result, we saw a slow-down in elective procedures from November in Europe, and December in the US, with the usual strong finish to the year impacted across our surgical businesses, particularly in joint replacement.

Compared to 2019, revenue was down -6.7% on an underlying basis also reflecting the impact of Omicron and two fewer trading days (2019: 62 trading days).

Fourth Quarter Consolidated Revenue Analysis

Q4 2021 compared to Q4 2020

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	552	545	1.2	-2.6	4.6	-0.8
Knee Implants	232	237	-2.0	-1.1	-	-0.9
Hip Implants	151	162	-7.0	-6.1	-	-0.9
Other Reconstruction(ii)	25	16	54.4	56.7	-	-2.3
Trauma & Extremities	144	130	10.5	-7.4	18.4	-0.5

Sports Medicine & ENT	416	408	2.1	2.4	-	-0.3
Sports Medicine Joint Repair	223	223	0.1	0.4	-	-0.3
Arthroscopic Enabling Technologies	157	158	-0.4	0.1	-	-0.5
ENT (Ear, Nose and Throat)	36	27	33.2	33.0	-	0.2

Advanced Wound Management	378	373	1.5	2.4	-	-0.9
Advanced Wound Care	181	183	-0.7	0.7	-	-1.4
Advanced Wound Bioactives	128	122	4.4	4.5	-	-0.1
Advanced Wound Devices	69	68	2.1	3.4	-	-1.3

Total	1,346	1,326	1.5	0.3	2.0	-0.8

Consolidated revenue by geography
US	708	689	2.8	-0.4	3.2	-
Other Established Markets(iii)	409	425	-3.9	-2.4	0.9	-2.4
Total Established Markets	1,117	1,114	0.3	-1.2	2.3	-0.8
Emerging Markets	229	212	8.3	8.0	0.1	0.2
Total	1,346	1,326	1.5	0.3	2.0	-0.8
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint navigation business and bone cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Q4 2021 compared to Q4 2019

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	552	600	-8.0	-12.1	3.7	0.4
Sports Medicine & ENT	416	424	-1.8	-2.7	-	0.9
Advanced Wound Management	378	383	-1.3	-2.2	-	0.9

Total	1,346	1,407	-4.3	-6.7	1.7	0.7

Consolidated revenue by geography
US	708	724	-2.2	-5.0	2.8	-
Other Established Markets(ii)	409	431	-5.1	-8.6	1.0	2.5
Total Established Markets	1,117	1,155	-3.3	-6.4	2.1	1.0
Emerging Markets	229	252	-9.0	-8.0	-	-1.0
Total	1,346	1,407	-4.3	-6.7	1.7	0.7
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter Franchise Performance

Orthopaedics

Revenue declined -2.6% (+1.2% reported) in our Orthopaedics franchise in the quarter.

Within this Knee Implants declined -1.1% (-2.0% reported) and Hip Implants declined -6.1% (-7.0% reported), reflecting the impact of Omicron and, as previously disclosed, global supply constraints and distributor ordering patterns in China. We launched our LEGION CONCELOC◊ Cementless Total Knee System in the US during the quarter, broadening our knee portfolio. Other Reconstruction revenue was up 56.7% (54.4% reported), with sustained good sales momentum from our robotics platform the CORI◊ Surgical System. After the quarter end we announced the expansion of CORI as we brought RI.HIP NAVIGATION, our computer-guided technology for total hip arthroplasty, on board. Trauma & Extremities declined
-7.4% (+10.5% reported including +18.4% benefit from the Extremity Orthopaedics acquisition) as trading was impacted by the deferral of elective surgeries, particularly in extremities and limb restoration.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered revenue growth of 2.4% (2.1% reported) in the quarter.

Within this, Sports Medicine Joint Repair delivered 0.4% revenue growth (0.1% reported) as this segment was also impacted by Omicron. Arthroscopic Enabling Technologies revenue was up 0.1% (-0.4% reported). Across these segments recent launches including the FAST-FIX◊ FLEX Meniscal Repair System and WEREWOLF FASTSEAL◊ 6.0 Hemostasis Wand are being well received. Revenue from ENT was up 33.0% (33.2% reported) driven by our tonsil and adenoid business as adult procedure volumes continued to recover from the impact of COVID.

Advanced Wound Management

Our Advanced Wound Management franchise delivered revenue growth of 2.4% (1.5% reported).

Advanced Wound Care revenue was up 0.7% (-0.7% reported) with sustained good growth in the US led by ALLEVYN◊ Life foam dressings offset by a slower quarter in Europe. Advanced Wound Bioactives revenue was up 4.5% (4.4% reported), with consistent growth from our enzymatic debrider SANTYL◊ and improved sequential growth from our skin substitute portfolio. Advanced Wound Devices revenue was up 3.4% (2.1% reported) driven by our PICO◊ Single Use Negative Pressure Wound Therapy System, particularly in the US.

Fourth Quarter Geographic Performance

Geographically, revenue from our Established Markets was down -1.2% (+0.3% reported). Within this, the US was down -0.4% (+2.8% reported) and Other Established Markets was down -2.4% (-3.9% reported). Emerging Markets revenue was up 8.0% (8.3% reported).

Full Year 2021 Consolidated Analysis

Smith+Nephew results for the year ended 31 December 2021:

			Reported
	2021	2020	growth
	$m	$m	%
Revenue	5,212	4,560	14.3
Operating profit	593	295	101
Acquisition and disposal related items	7	4
Restructuring and rationalisation costs	113	124
Amortisation and impairment of acquisition intangibles	172	171
Legal and other	51	89
Trading profit(i)	936	683	37
	¢	¢
Earnings per share ('EPS')	59.8	51.3	17
Acquisition and disposal related items	(8.8)	(0.1)
Restructuring and rationalisation costs	10.3	9.6
Amortisation and impairment of acquisition intangibles	15.4	14.3
Legal and other	4.2	5.7
UK tax litigation	-	(16.2)
Adjusted Earnings per share ('EPSA')(i)	80.9	64.6	25

(i)	See Other Information on pages 33 to 36

Full Year 2021 Analysis

Our full year revenue was $5,212 million (2020: $4,560 million), up 14.3% on a reported basis including a foreign exchange tailwind of 210bps and 190bps benefit from acquisitions. Revenue was up 10.3% on an underlying basis.

The reported gross profit was $3,669 million (2020: $3,164 million). Gross margin improved from 69.4% to 70.4%. This reflects improved operating leverage from revenue growth partially offset by higher input costs, supply chain costs and channel adjustments ahead of China VBP implementation. The prior year also included the impact of COVID with lower gross margins resulting from factory underutilisation and an increase in inventory provisions.

The Group reported an operating profit of $593 million (2020: $295 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 33 to 36).

Trading profit was $936 million (2020: $683 million), with a trading profit margin of 18.0% (2020: 15.0%). The margin expansion reflects improved trading compared to 2020, along with discretionary cost control resulting in positive leverage on both cost of goods sold and selling, general and administrative expense. Compared to pre-COVID levels, there were headwinds from higher logistics and freight costs, ongoing COVID-related negative leverage from fixed costs and China VBP. In addition, we have made clear strategic choices to invest in R&D, bolt-on acquisitions and new product launches.

Our Sports Medicine & ENT and Advanced Wound Management franchises delivered higher trading profit than 2020; with Advanced Wound Management also showing significant growth over 2019. The trading profit of our Orthopaedics franchise is below 2020 as a result of the headwinds noted above and our investment choices which impacted the trading profit margin in Orthopaedics proportionally more (see Note 2 to the Condensed Consolidated Financial Statements (Financial Statements) for further detail).

Restructuring costs, primarily related to the Operations and Commercial Excellence programme, totalled $113 million, with incremental benefits recognised of around $40 million.

The net interest charge within reported results was $74 million (2020: $56 million). The higher net interest charge reflects interest on the corporate bond issued in October 2020 and a full year of interest on the $550 million of private placement notes drawn in June 2020.

A $75 million (2020: $nil) gain on disposal of interest in associate was recorded in 2021 resulting from two dilution gains in the Group’s interest in Bioventus, which commenced trading on the Nasdaq Global Select Market on 11 February 2021 via its holding company, Bioventus Inc. (see Note 3 to the Financial Statements for further detail). This gain on disposal has been excluded from trading results (see Other Information on pages 33 to 36 for further detail).

Reported tax for the year to 31 December 2021 was a charge of $62 million (2020: credit of $202 million which reflected lower profits, the successful UK tax litigation outcome, and provision releases following tax audit closures). The tax rate on trading results for the year to 31 December 2021 was 17.2% (2020: 11.3% including a one-off benefit from the releases of tax provisions). (See Note 4 to the Financial Statements and Other Information on pages 33 to 36 for further details on taxation).

Adjusted earnings per share (‘EPSA’) was 80.9¢ (161.8¢ per ADS) (2020: 64.6¢). Basic earnings per share (‘EPS’) was 59.8¢ (119.6¢ per ADS) (2020: 51.3¢), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Cash generated from operations was $1,048 million (2020: $972 million) and trading cash flow was $828 million (2020: $690 million) as we continued to invest in capital expenditure, including progressing changes to our manufacturing network (see Other Information on pages 33 to 36 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to trading cash conversion ratio was 88% (2020: 101%).

At 31 December 2021, the Group had net debt of $1,852 million (excluding lease liabilities), compared to committed facilities of $4.1 billion (see Note 7 to the Financial Statements for a reconciliation of net debt). The leverage ratio was 1.6x (2020: 1.8x) (see Other Information on pages 33 to 36).

On 4 January 2021 the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for $236 million (see Note 6 to the Financial Statements for further detail). On 18 January 2022 the Group completed the acquisition of Engage Uni, LLC (doing business as Engage Surgical) for a provisional fair value of consideration of $132 million (see Note 10 to the Financial Statements for further detail).

Dividend

The Board is recommending a Final Dividend of 23.1¢ per share (46.2¢ per ADS). Together with the Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS), unchanged from 2020 and 2019. Subject to confirmation at our Annual General Meeting, the Final Dividend will be paid on 11 May 2022 to shareholders on the register at the close of business on 1 April 2022.

Strategy for Growth

In December we announced our Strategy for Growth. Through this we will compound our outperformance in Advanced Wound Management and Sports Medicine & ENT, and regain momentum in Orthopaedics. Our ambition is to transform to a structurally higher growth company.

Our Strategy for Growth is based on three pillars.

●	First we will Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and simply, and deliver the best from our core portfolio.

●	Second, we will Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.

●	Third we will continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

The Strategy for Growth will be delivered through the four key value builders of productivity, commercial execution, innovation and acquisitions.

Productivity

Our actions to drive productivity include optimising manufacturing and supply and driving ongoing commercial efficiencies through simplification.

We expect our industry to continue to be impacted by the widely reported global shortages of some raw materials and components, such as electronics. We are closely managing such supply issues on a case-by-case basis, and have simplified our processes to be more agile when additional supply becomes available. We are also stabilising the Smith+Nephew-specific supply-chain challenges.

Beyond this we are building long-term efficiency, including through the Operations and Commercial Excellence programme. The transfer to a specialist third-party logistics partner in Europe is complete, and Memphis is due to complete later this year. The new orthopaedics manufacturing facility in Malaysia is on track to supply ahead of our previous target of the end of 2022, and Costa Rica will shortly move to become a multi-franchise manufacturing facility. These changes will create a more efficient and more resilient network for supplying our customers.

In terms of efficiencies we are working to focus our commercial resources to better balance growth and margins. Smith+Nephew sells into more than 100 countries, but over 80% of revenue comes from the ten largest. Going forward global launches will focus more narrowly on the largest markets first. We also intend to simplify our portfolio, addressing multiple product lines serving the same clinical need as a result of previous acquisitions or legacy products in some categories. Through this we expect to reduce costs, simplify distribution and enable better control of inventory.

Commercial execution

Our actions to drive commercial execution are focused on maximising the value of our strong portfolio, where we already have leading technology across the franchises.

We have a successful track record to build on, including in Advanced Wound Management where we have returned the European business to growth despite the maturity of the market and competition from low-cost regional players.

In Sports Medicine & ENT ‘selling the procedure’ rather than individual products has already been a core part of our strategy and we intend to replicate that success in Orthopaedics. For instance the launch of our uncemented knee gives us a strong suite of primary and revision knee implants supported by enabling technologies.

Innovation

Our commitment to innovation is central to our Strategy for Growth. In recent years we have stepped up our level of investment in R&D from 4.7% of sales in 2017 to more than 6% in 2021.

In 2021 we launched multiple new products across the franchises and segments. In addition to the LEGION CONCELOC Cementless Total Knee System noted above, these included the SMART TSF◊ Circular Fixator introducing digital connectivity to our leading external fixation TAYLOR SPATIAL FRAME◊, the WEREWOLF FASTSEAL 6.0 Hemostasis Wand bringing our leading radio-frequency technology to orthopaedic reconstruction, the FAST-FIX FLEX Meniscal Repair System, building on our leading position in this segment, and new enabling technologies for our INTELLIO◊ Connected Tower Solution with the introduction of the DOUBLEFLO◊ Inflow/Outflow Pump and 4KO◊ (Optimised) Arthroscopes and Laparoscopes.

The delivery in 2021 reflects only the early positive impact of our increased R&D investment. From here, we intend to accelerate our business by launching flawlessly and to scale, and transform our longer-term outlook with investments in disruptive platform technologies with cross-franchise applications such as robotics, biologics and digital surgery.

Acquisitions

The final key value builder is acquisitions. Over recent years we have acquired assets that move a number of our segments to structurally higher growth potential, including adding the Osiris skin substitutes to Advanced Wound Bioactives, the Tula◊ System for in-office delivery of ear tubes to our ENT business, and an Extremity Orthopaedics business to Trauma. We will continue to use bolt-on acquisitions to enhance our portfolio and pipeline.

In January 2022 we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. This acquisition strongly supports our Strategy for Growth and gives us a unique position as the only company offering total and partial cemented and cementless knees in the US, our largest market. The partial knee market is currently worth approximately $300 million in the US (SmartTRAK)

and is expected to grow faster than the total knee market and by around 4% per annum through 2029 (Millennium Research Group, Inc). We expect cementless partial knees will grow ahead of overall partial knees, in line with recent patterns seen in the total knee segment.

New commercial model

Changing customer and market dynamics have created new high-growth opportunities. To take advantage of these, in Q4 2021 we brought our surgical franchises under one leadership team mandated with driving excellence in execution and identifying efficiencies across the franchises. With this new approach we will build on our consistently strong performance in Sports Medicine & ENT and return our Orthopaedics franchise to a growth trajectory reflecting its strong portfolio.

Commitment to net zero

In September 2021 we announced our commitment to achieve net zero emissions across our operations globally by 2045. Our roadmap is to achieve net zero Scope 1 and Scope 2 greenhouse gas emissions (GHGs) by 2040 and Scope 3 GHGs by 2045. We are on track to achieve a 70% reduction in Scope 1 and Scope 2 GHGs by 2025 compared to a 2019 baseline.

Capital allocation framework

In December 2021 we also announced our updated capital allocation framework. This will support delivery of our strategy, whilst also maintaining greater balance sheet efficiency and shareholder returns.

Under the framework we will continue to invest in innovation, our sustainability agenda and in acquisitions. These are in line with our strategic goal to drive revenue, and are essential for the sustainable growth of earnings and free cash flow. We will do this while maintaining our current commitments to our equity and debt holders, with investment grade credit metrics, and continuing our progressive dividend policy.

Our confidence in our growth outlook and strong cash generation means that even after these investments and commitments we expect to have excess financing capacity. We have therefore made a new commitment to return the surplus to shareholders in the form of a regular annual buyback, expected to be between $250 million and $300 million in 2022.

Outlook

In December 2021 we announced a new mid-term financial performance commitment, targeting consistent 4-6% organic revenue growth by 2024, structurally ahead of historical levels, and rebuilding trading margin, targeting at least 21% by 2024 with further improvements thereafter. We will deliver this through our Strategy for Growth by improving productivity and commercial execution, launching new innovative products, and making successful bolt-on acquisitions, as described above.

2022 is an important stage in this journey.

For revenue, for 2022 we are targeting underlying growth of 4.0% to 5.0%. Within this, we expect Orthopaedics momentum to improve through the year, for our Sports Medicine & ENT franchise to again perform strongly including recovery in ENT, and for Advanced Wound Management to deliver growth against a strong comparator. On a reported basis the guidance equates to a range of around 2.6% to 3.6%, with a foreign exchange headwind of 140bps based on exchange rates prevailing on 11 February 2022. Our guidance assumes some ongoing impact from COVID, with Omicron a headwind in Q1 and the hospital staffing shortages likely to continue throughout the year. The global supply constraints are also likely to continue. We expect revenue growth to be stronger in the second half than the first half of 2022.

For trading profit margin we are targeting around 50bps of expansion in 2022. This will be driven by efficiencies from operating leverage and productivity and improvement in the margin of acquired assets that will more than offset significant anticipated headwinds of around 125bps from input cost inflation and around 60bps from China VBP implementation.

The tax rate on trading results for 2022 is forecast to be in the range of 17% to 18% subject to any material changes to tax law or other one-off items.

Forward calendar

The Q1 Trading Report will be released on 28 April 2022.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cyber security; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

2021 compared to 2020

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	2,156	1,917	12.5	6.4	4.3	1.8
Knee Implants	876	822	6.6	5.1	-	1.5
Hip Implants	612	567	7.8	5.8	-	2.0
Other Reconstruction(ii)	92	68	34.1	32.2	-	1.9
Trauma & Extremities	576	460	25.4	5.6	18.0	1.8

Sports Medicine & ENT	1,560	1,333	17.0	14.6	-	2.4
Sports Medicine Joint Repair	839	710	18.2	15.9	-	2.3
Arthroscopic Enabling Technologies	590	517	14.1	11.7	-	2.4
ENT (Ear, Nose and Throat)	131	106	23.3	20.6	-	2.7

Advanced Wound Management	1,496	1,310	14.2	11.8	-	2.4
Advanced Wound Care	731	647	12.9	9.5	-	3.4
Advanced Wound Bioactives	496	431	15.1	14.8	-	0.3
Advanced Wound Devices	269	232	16.0	13.0	-	3.0

Total	5,212	4,560	14.3	10.3	1.9	2.1

Consolidated revenue by geography
US	2,658	2,339	13.6	10.5	3.1	-
Other Established Markets(iii)	1,638	1,450	12.9	7.7	1.0	4.2
Total Established Markets	4,296	3,789	13.4	9.4	2.3	1.7
Emerging Markets	916	771	18.7	14.6	-	4.1
Total	5,212	4,560	14.3	10.3	1.9	2.1
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint navigation business and bone cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2021 to 2019

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	2,156	2,222	-2.9	-8.3	4.2	1.2
Sports Medicine & ENT	1,560	1,536	1.5	-	-	1.5
Advanced Wound Management	1,496	1,380	8.4	2.8	3.4	2.2

Total	5,212	5,138	1.4	-2.9	2.8	1.5

Consolidated revenue by geography
US	2,658	2,551	4.2	-0.6	4.8	-
Other Established Markets(ii)	1,638	1,630	0.5	-5.6	1.2	4.9
Total Established Markets	4,296	4,181	2.8	-2.6	3.3	2.1
Emerging Markets	916	957	-4.3	-4.2	0.6	-0.7
Total	5,212	5,138	1.4	-2.9	2.8	1.5
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2021 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2021

		2021	2020
	Notes	$m	$m
Revenue	2	5,212	4,560
Cost of goods sold		(1,543)	(1,396)
Gross profit		3,669	3,164
Selling, general and administrative expenses		(2,720)	(2,562)
Research and development expenses		(356)	(307)
Operating profit	2	593	295
Interest income		6	6
Interest expense		(80)	(62)
Other finance costs		(17)	(7)
Share of results of associates		9	14
Gain on disposal of interest in associate	3	75	-
Profit before taxation		586	246
Taxation	4	(62)	202
Attributable profitA		524	448
Earnings per shareA
Basic		59.8¢	51.3¢
Diluted		59.7¢	51.2¢

Group Statement of Comprehensive Income for the year ended 31 December 2021

	2021	2020
	$m	$m
Attributable profitA	524	448
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	79	10
Taxation on other comprehensive income	(22)	(4)
Total items that will not be reclassified to income statement	57	6

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(53)	21
Net gains/(losses) on cash flow hedges	41	(30)
Taxation on other comprehensive income	(5)	4
Total items that may be reclassified subsequently to income statement	(17)	(5)
Other comprehensive income for the year, net of taxation	40	1
Total comprehensive income for the yearA	564	449

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2021

		2021	2020
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,513	1,449
Goodwill		2,989	2,928
Intangible assets		1,398	1,486
Investments		10	9
Investment in associates		188	108
Other non-current assets		15	33
Retirement benefit assets		182	133
Deferred tax assets		201	202
		6,496	6,348
Current assets
Inventories		1,844	1,691
Trade and other receivables		1,184	1,116
Current tax receivable		106	95
Cash at bank	7	1,290	1,762
		4,424	4,664
TOTAL ASSETS		10,920	11,012

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177
Share premium		614	612
Capital redemption reserve		18	18
Treasury shares		(120)	(157)
Other reserves		(346)	(329)
Retained earnings		5,225	4,958
Total equity		5,568	5,279

Non-current liabilities
Long-term borrowings and lease liabilities	7	2,848	3,353
Retirement benefit obligations		127	163
Other payables		67	94
Provisions		35	294
Deferred tax liabilities		144	141
		3,221	4,045

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	7	491	337
Trade and other payables		1,096	1,022
Provisions		322	123
Current tax payable		222	206
		2,131	1,688
Total liabilities		5,352	5,733
TOTAL EQUITY AND LIABILITIES		10,920	11,012

Condensed Group Cash Flow Statement for the year ended 31 December 2021

	2021	2020
	$m	$m
Cash flows from operating activities
Profit before taxation	586	246
Net interest expense	74	56
Depreciation, amortisation and impairment	581	596
Share of results of associates	(9)	(14)
Gain on disposal of interest in associate	(75)	-
Share-based payments expense (equity-settled)	41	26
Net movement in post-retirement obligations	-	1
Movement in working capital and provisions	(150)	61
Cash generated from operations	1,048	972
Net interest and finance costs paid	(74)	(59)
Income taxes (paid)/refunded	(97)	22
Net cash inflow from operating activities	877	935

Cash flows from investing activities
Acquisitions, net of cash acquired	(285)	(170)
Capital expenditure	(408)	(443)
Purchase of investments	(2)	(2)
Distribution from associate	4	9
Net cash used in investing activities	(691)	(606)
Net cash inflow before financing activities	186	329

Cash flows from financing activities
Proceeds from issue of ordinary share capital	2	2
Proceeds from own shares	12	9
Purchase of own shares	-	(16)
Payment of capital element of lease liabilities	(59)	(55)
Equity dividends paid	(329)	(328)
Cash movements in borrowings	(267)	1,545
Settlement of currency swaps	(4)	7
Net cash (used in)/from financing activities	(645)	1,164

Net (decrease)/increase in cash and cash equivalents	(459)	1,493
Cash and cash equivalents at beginning of year	1,751	257
Exchange adjustments	(7)	1
Cash and cash equivalents at end of yearB	1,285	1,751

B	Cash and cash equivalents at the end of the period are net of bank overdrafts of $5m (2020: $11m).

Group Statement of Changes in Equity for the year ended 31 December 2021

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2021	177	612	18	(157)	(329)	4,958	5,279
Attributable profitA	-	-	-	-	-	524	524
Other comprehensive incomeA	-	-	-	-	(17)	57	40
Equity dividends paid	-	-	-	-	-	(329)	(329)
Share-based payments recognised	-	-	-	-	-	41	41
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Cost of shares transferred to beneficiaries	-	-	-	37	-	(25)	12
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2021	177	614	18	(120)	(346)	5,225	5,568

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2020	177	610	18	(189)	(324)	4,849	5,141
Attributable profitA	-	-	-	-	-	448	448
Other comprehensive incomeA	-	-	-	-	(5)	6	1
Equity dividends paid	-	-	-	-	-	(328)	(328)
Share-based payments recognised	-	-	-	-	-	26	26
Taxation on share-based payments	-	-	-	-	-	(4)	(4)
Purchase of own sharesC	-	-	-	(16)	-	-	(16)
Cost of shares transferred to beneficiaries	-	-	-	37	-	(28)	9
Cancellation of treasury sharesC	-	-	-	11	-	(11)	-
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2020	177	612	18	(157)	(329)	4,958	5,279

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	During the year ended 31 December 2020 a total of 0.6m ordinary shares were purchased at a cost of $16m and 0.6m ordinary shares were cancelled.

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2020. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2021. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s estimation are: valuation of inventories; liability provisioning; and impairment. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2020.

The continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID pandemic has been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for the period to 1 July 2023. The going concern period has been extended beyond 12 months to include scheduled and committed debt repayments in Q2 2023. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $1,285m of cash and cash equivalents at 31 December 2021. The Group’s net debt, excluding lease liabilities, at 31 December 2021 was $1,852m (see Note 7) with access to committed facilities of $4.1bn with an average maturity of 4.6 years. At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group has a €269m term loan and $125m of private placement debt due for repayment in 2022. $1,285m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. Our leverage ratio including lease liabilities was 1.6x adjusted EBITDA for the 12 months to 31 December 2021. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID on future financial performance and cash flows, with the key judgement applied being the sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further extended wave of restrictions on elective procedures in 2022 and the subsequent recovery. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for the period to 1 July 2023. The financial statements have therefore been prepared on a going concern basis.

The principal risks that the Group is exposed to will be disclosed in the Group’s 2021 Annual Report. These are: business continuity and business change; commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and taxation and foreign exchange.

Management has not identified a principal risk for COVID, because the business continuity and business change risk includes a risk for widespread outbreaks of infectious diseases. In addition, management coordinated its response to COVID through a Crisis Management Team that was convened within the existing business continuity and incident management framework. Management also noted that COVID is changing the nature of other principal risks. Examples of these changes include, but are not limited to: government restrictions on exports during a pandemic increase supply risk; increased levels of remote working may increase cybersecurity risk; financial pressure on governments and hospitals caused by COVID increases the likelihood of pricing and reimbursement risk; restrictions on elective surgery increase commercial execution risk; and COVID has increased the risk to our people’s health and wellbeing.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 for the years ended 31 December 2021 or 2020 but is derived from those accounts. Statutory accounts for 2020 have been delivered to the registrar of companies and those for 2021 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2021

A number of new standards are effective from 1 January 2021 but they do not have a material effect on the Group’s financial statements. Refer to Note 8a for further details on the impact of IBOR reform.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which required the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2020. Management’s assessment of the impact of COVID on critical and other estimates is also outlined below:

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products and efficiency of manufacturing planning systems.

COVID impact assessment: Management have assessed the continuing impact of COVID on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Where possible, management have taken steps to reduce manufacturing output and purchase levels to respond to actual demand. Management have not changed their accounting policy since 31 December 2020, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to acquisitions, the provision has increased from $377m at 31 December 2020 to $430m at 31 December 2021. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $430m at 31 December 2021 barring unforeseen changes in sales demand like those experienced in 2020.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2022 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

COVID impact assessment: Management considered whether there had been any changes to the number and value of claims due to COVID and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment: Non-current assets

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. This critical estimate is not considered to have a significant risk of material adjustment in 2022 or thereafter based on sensitivity analyses undertaken (as outlined below).

COVID impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2021 to identify any indicators of impairment as a result of COVID. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. No material impairments were identified as a result of the impairment reviews and sensitivity analyses undertaken.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact.

The following considerations were made in respect of the financial statements:

•	The impact of climate change on the going concern assessment and the viability of the Group over the next three years
•	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill
•	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Accordingly, the Group has concluded that there are three reportable segments. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchises in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions. During 2021, the Group transitioned from three franchise presidents to two; with the franchise president of the Sports Medicine & ENT franchise also assuming responsibility for the Orthopaedics franchise. There was no change to the manner in which the chief operating decision maker monitors performance, makes operating decisions or allocates resources and accordingly the Group continues to have three reportable segments.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the franchise presidents, the regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2021	2020
	$m	$m
Segment revenue
Orthopaedics	2,156	1,917
Sports Medicine & ENT	1,560	1,333
Advanced Wound Management	1,496	1,310
Revenue from external customers	5,212	4,560

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	2021	2020
	$m	$m
Knee Implants	876	822
Hip Implants	612	567
Other Reconstruction	92	68
Trauma & Extremities	576	460
Orthopaedics	2,156	1,917
Sports Medicine Joint Repair	839	710
Arthroscopic Enabling Technologies	590	517
ENT (Ear, Nose & Throat)	131	106
Sports Medicine & ENT	1,560	1,333
Advanced Wound Care	731	647
Advanced Wound Bioactives	496	431
Advanced Wound Devices	269	232
Advanced Wound Management	1,496	1,310
Total	5,212	4,560

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2021			2020
	Established Markets (D)	Emerging Markets	Total	Established Markets (D)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	2,969	747	3,716	2,619	631	3,250
Advanced Wound Management	1,327	169	1,496	1,170	140	1,310
Total	4,296	916	5,212	3,789	771	4,560

D	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the year was $2,658m (2020: $2,339m), China revenue for the year was $352m (2020: $318m) and UK revenue for the year was $189m (2020: $166m).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	2021	2020
	$m	$m
Segment profit
Orthopaedics	367	389
Sports Medicine & ENT	459	306
Advanced Wound Management	474	316
Segment trading profit	1,300	1,011
Corporate costs	(364)	(328)
Group trading profit	936	683
Acquisition and disposal related items	(7)	(4)
Restructuring and rationalisation expenses	(113)	(124)
Amortisation and impairment of acquisition intangibles	(172)	(171)
Legal and other	(51)	(89)
Group operating profit	593	295

Acquisition and disposal related items:

For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity

Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs:

For the years ended 31 December 2021 and 31 December 2020, these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020.

Amortisation and impairment of acquisition intangibles:

For the years ended 31 December 2021 and 31 December 2020, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other:

For the year ended 31 December 2021 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2021 were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The years ended 31 December 2021 and 2020 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021.

3.	Gain on disposal of interest in associate

For the year ended 31 December 2021 a $75m (2020: $nil) gain on disposal of interest in associate was recorded, resulting from the two dilution gains which arose during the year as outlined below.

On 11 February 2021, Bioventus commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. As a consequence of this public offering and the raising of $106m after expenses through issuing new common stock, the equity holding of the Smith+Nephew Group decreased from approximately 47.6% at 31 December 2020 to approximately 38.7% at 11 February 2021. Accordingly, there was a net (non-cash) gain on the dilution of the Group’s shareholding in Bioventus of $22m reflecting the net impact of the reduction in the Group’s equity holding and the Group’s interest in the net proceeds.

On 29 October 2021, Bioventus acquired Misonix, Inc. in a cash-and-share transaction. As a consequence, the equity holding of the Smith+Nephew Group decreased from 38.7% to 29.3% while the overall value of the investment increased. Accordingly, there was a net (non-cash) gain on the dilution of the Group’s shareholding in Bioventus of $53m reflecting the net impact of the reduction in the Group’s equity holding and the higher overall value of the associate undertaking.

4.    Taxation

Reported tax for the year to 31 December 2021 was a charge of $62m (2020: credit of $202m), being an effective rate of 10.6%. This is significantly lower than the statutory UK tax rate predominantly due to non-taxable accounting gains recognised in relation to UK-owned investments in Bioventus.

The 2020 tax credit reflected lower profits, the successful UK tax litigation outcome, and provision releases following tax audit closures.

EU state aid

We have previously disclosed, but not provided for, the potential for a future effect on our tax charge, of up to $155m, as a result of the European Commission (EC) decision that certain aspects of the UK CFC financing exemption rules between 2013 and 2018 constituted illegal State Aid.

On 29 June 2021, we received letters from HMRC confirming that they do not consider us to have been beneficiaries of State Aid, and therefore no liabilities will be assessed. The letters also note that the EC has indicated its agreement with HMRC’s conclusion.

5.    Dividends

The 2020 final dividend of 23.1 US cents per ordinary share totalling $203m was paid on 12 May 2021. The 2021 interim dividend of 14.4 US cents per ordinary share totalling $126m was paid on 27 October 2021.

A final dividend for 2021 of 23.1 US cents per ordinary share has been proposed by the Board and will be paid, subject to shareholder approval, on 11 May 2022 to shareholders whose names appear on the Register of Members on 1 April 2022 (the record date). The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 31 March 2022 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 19 April 2022.

6.    Acquisitions

Year ended 31 December 2021

On 4 January 2021, the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. The transaction comprised the acquisition of the entire issued share capital of two wholly owned US subsidiaries of Integra LifeSciences Holdings Corporation group and certain assets of the Extremity Orthopaedics business held both in and outside the US. The maximum consideration is $240m and the fair value of consideration is $236m and includes no deferred or contingent consideration.

The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Extremity Orthopaedics into the Group’s existing business, and is expected to be partly deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$m
Intangible assets - Product-related	101
Intangible assets - Customer-related	11
Property, plant & equipment	22
Inventory	41
Other payables	(23)
Net deferred tax liability	(12)
Net assets	140
Goodwill	96
Consideration (net of nil cash acquired)	236

The product-related intangible assets were valued using an excess earnings methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $285m (2020: $170m) comprises payments of consideration of $236m (2020: $117m) relating to the acquisition which completed in the current year and payments of deferred and contingent consideration of $49m (2020: $53m) relating to acquisitions completed in prior years.

The carrying value of goodwill increased from $2,928m at 31 December 2020 to $2,989m at 31 December 2021. The acquisition in the year ended 31 December 2021 increased goodwill by $96m, this was partially offset by foreign exchange movements of $35m.

For the year ended 31 December 2021 the contribution from Extremity Orthopaedics to revenue was $82m and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140m and the fair value of consideration is $139m and includes $6m of deferred consideration and $35m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes. The acquisition accounting was completed in 2021 with no adjustments to the fair value disclosed in the Group’s 2020 Annual Report.

The fair value of assets acquired and liabilities assumed are set out below:

Tusker
$m
Intangible assets - Product-related	53
Property, plant & equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax asset	5
Net assets	56
Goodwill	83
Consideration (net of nil cash acquired)	139

During the year ended 31 December 2020, the Group also completed two other smaller acquisitions in the spheres of remote physical therapy and arthroscopic enabling technology. The maximum aggregated consideration is $41m and the fair value of consideration is $26m and includes $3m of deferred consideration and $17m of contingent consideration. The fair value of aggregate assets acquired is: intangible assets of $8m, property and other net assets of $2m. The goodwill arising on these acquisitions is $16m, which is not expected to be deductible for tax purposes, and is attributable to future iterations of the technologies and the synergies that can be expected from integrating these acquisitions into the Group’s existing business.

The carrying value of goodwill increased from $2,789m to $2,928m as a result of acquisitions ($99m) and foreign exchange movements ($43m) which were partially offset by an IFRS 3 measurement period adjustment ($3m) relating to the Osiris Therapeutics, Inc. acquisition in 2019.

For the year ended 31 December 2020, the contribution to revenue and profit from the 2020 acquisitions was immaterial. If the business combinations had occurred at the beginning of the year, the contribution to revenue and profit would have been immaterial.

7.    Net debt

Net debt as at 31 December 2021 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	2021	2020
	$m	$m
Cash at bank	1,290	1,762
Long-term borrowings	(2,707)	(3,207)
Bank overdrafts, borrowings and loans due within one year	(435)	(279)
Net interest rate swap asset	-	2
Net debt	(1,852)	(1,722)
Non-current lease liabilities	(141)	(146)
Current lease liabilities	(56)	(58)
Net debt including lease liabilities	(2,049)	(1,926)
The movements in the year were as follows:
Opening net debt as at 1 January	(1,926)	(1,770)
Cash flow before financing activities	186	329
Non-cash additions to lease liabilities	(53)	(81)
Proceeds from issue of ordinary share capital	2	2
Proceeds from own shares	12	9
Purchase of own shares	-	(16)
Equity dividends paid	(329)	(328)
Exchange adjustments	59	(71)
Net debt including lease liabilities	(2,049)	(1,926)

The Group has available committed facilities of $4.1bn (2020: $4.5bn). During 2020, the Group issued its first corporate bond, in the form of $1bn (before expenses and underwriting discounts) of notes bearing an interest rate of 2.032% repayable in 2030. In December 2019 the Group signed a new senior notes agreement totalling $550m, which was drawn down in June 2020. The senior notes are due to mature between 2027 and 2032. $265m of private placement debt matured in 2021.

Part of the Group’s net investment in its Euro subsidiaries is hedged by €757m ($859m equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. €223m ($253m equivalent) of the total term loans has been extended from May 2022 to mature in May 2023.

8a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2021	2020	2021	2020	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	37	20	37	20	Level 2
Investments	10	9	10	9	Level 3
Contingent consideration receivable	20	37	20	37	Level 3
Currency swaps	2	2	2	2	Level 2
Interest rate swaps	-	2	-	2	Level 2
	69	70	69	70
Financial assets not measured at fair value
Trade and other receivables	1,046	986
Cash at bank	1,290	1,762
	2,336	2,748
Total financial assets	2,405	2,818

Financial liabilities at fair value
Acquisition consideration	(84)	(128)	(84)	(128)	Level 3
Forward foreign exchange contracts	(17)	(57)	(17)	(57)	Level 2
Currency swaps	(2)	(2)	(2)	(2)	Level 2
	(103)	(187)	(103)	(187)
Financial liabilities not measured at fair value
Acquisition consideration	(7)	(37)
Bank overdrafts	(5)	(11)
Bank loans	(859)	(931)
Corporate bond	(993)	(992)
Private placement debt in a hedge relationship	-	(122)
Private placement debt not in a hedge relationship	(1,285)	(1,430)
Trade and other payables	(1,053)	(892)
	(4,202)	(4,415)
Total financial liabilities	(4,305)	(4,602)

At 31 December 2021, the book value and market value of the corporate bond were $993m and $962m respectively (2020: $992m and $1,017m). At 31 December 2021, the book value and fair value of the private placement debt were $1,285m and $1,316m respectively (2020: $1,552m and $1,642m).

In 2020 the Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The Group had a number of interest rate swaps outstanding at 31 December 2020 which were all due to mature in 2021 and for which published US Dollar LIBOR rates were still available. The Group has a revolving credit facility of $1,000m and private placement notes of $25m which are subject to IBOR reform. In 2021 the Group changed the interest rates on its revolving credit facility to SOFR (Secured Overnight Financing Rate) with no material impact arising. The Group expects that the interest rates for the private placement notes will also be changed to SOFR and that no material gain or loss will arise as a result.

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2021 and the year ended 31 December 2020. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2021 and the year ended 31 December 2020 for financial instruments measured using Level 3 valuation methods are presented below:

	2021	2020
	$m	$m
Investments
At 1 January	9	7
Additions	2	2
Fair value remeasurement	(1)	-
At 31 December	10	9

Contingent consideration receivable
At 1 January	37	39
Remeasurements	1	-
Receipts	(18)	(2)
At 31 December	20	37

Acquisition consideration liability
At 1 January	(128)	(141)
Arising on acquisitions	-	(49)
Payments	23	51
Remeasurements	21	12
Discount unwind	-	(1)
At 31 December	(84)	(128)

8b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have risen since 31 December 2020 by 60bps to 1.9% and 30bps to 2.7% respectively. This gain was accompanied by a remeasurement gain from increased asset performances.

9.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2021	2020
Average rates
Sterling	1.38	1.28
Euro	1.18	1.14
Swiss Franc	1.09	1.07
Year end rates
Sterling	1.35	1.37
Euro	1.13	1.23
Swiss Franc	1.10	1.14

10.   Subsequent events

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US. This acquisition strongly supports Smith+Nephew’s Strategy for Growth by transforming our business through innovation and acquisition, while also providing differentiation for our customers.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration, all payable in cash, is $135m and the provisional fair value consideration is $132m and includes $32m of contingent consideration. The provisional value of acquired net tangible assets is not material and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets (product-related) and goodwill, with the majority expected to be goodwill representing the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes.

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,156	1,917	12.5	6.4	4.3	1.8
Sports Medicine & ENT	1,560	1,333	17.0	14.6	-	2.4
Advanced Wound Management	1,496	1,310	14.2	11.8	-	2.4
Revenue from external customers	5,212	4,560	14.3	10.3	1.9	2.1

Trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2021 Reported	5,212	593	586	(62)	524	1,048	59.8
Acquisition and disposal related items	-	7	(73)	(3)	(76)	28	(8.8)
Restructuring and rationalisation costs	-	113	113	(22)	91	108	10.3
Amortisation and impairment of acquisition intangibles	-	172	172	(38)	134	-	15.4
Legal and other[7]	-	51	59	(22)	37	111	4.2
Lease liability payments	-	-	-	-	-	(59)	-
Capital expenditure	-	-	-	-	-	(408)	-
2021 Adjusted	5,212	936	857	(147)	710	828	80.9

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2020 Reported	4,560	295	246	202	448	972	51.3
Acquisition and disposal related items	-	4	4	(5)	(1)	24	(0.1)
Restructuring and rationalisation costs	-	124	124	(40)	84	117	9.6
Amortisation and impairment of acquisition intangibles	-	171	171	(46)	125	-	14.3
Legal and other[7]	-	89	91	(41)	50	75	5.7
UK tax litigation	-	-	-	(142)	(142)	-	(16.2)
Lease liability payments	-	-	-	-	-	(55)	-
Capital expenditure	-	-	-	-	-	(443)	-
2020 Adjusted	4,560	683	636	(72)	564	690	64.6

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes gains of $75m associated with the two transactions resulting in the dilution of the Group’s shareholding in Bioventus and $5m of other gains relating to the Bioventus IPO.

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs: For the years ended 31 December 2021 and 31 December 2020, these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020.

Amortisation and impairment of acquisition intangibles: For the years ended 31 December 2021 and 31 December 2020, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other:

For the year ended 31 December 2021 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2021 were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims. Trading cash flow additionally excludes $7m of cash funding to closed defined benefit pension schemes. Taxation also includes the effect of an increase in deferred tax assets on non-trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023.

For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

The years ended 31 December 2021 and 2020 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021.

UK tax litigation: For the year ended 31 December 2020 the $142m tax credit relates to the successful outcome of the UK tax litigation matter.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 7 to the Financial Statements. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets. The calculation of the leverage ratio is set out below:

	2021	2020
	$m	$m
Net debt including lease liabilities	2,049	1,926

Trading profit	936	683
Depreciation of property, plant and equipment	326	311
Amortisation of other intangible assets	65	63
Adjustment for items already excluded from trading profit	(11)	(7)
Adjusted EBITDA	1,316	1,050
Leverage ratio (x)	1.6	1.8